ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 21, 2004

04030429

RECEIVED
2004 MAY 26 A 11:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

dlw 6/15

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
21 May 2004 – (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

United States of America

Robust Energy Prices

Given spot gas in Louisiana selling at around US$6.40 (AUD$9.27) per thousand cubic feet relatively modest production rates from the company's activities have the potential to deliver meaningful revenue. This has particular significance given the upcoming Lake Long Deep well which is targeting a large gas prospect.

Lake Long Field, Lafourche Parish, South Louisiana
Palace Exploration State Lease 328 No 1 well (5% pre casing point)

A drilling permit has been filed with the State of Louisiana and tenders have been called for the drilling of the Palace Exploration State Lease 328 #1 well, a planned test of deep Miocene sands estimated by Kriti Exploration Inc to have potential reserves in the order of 766 billion cubic feet of gas equivalent. The well is planned for 15 June 2004.

The proposed deep test well will be directionally drilled to a depth of approximately 15,500 feet (true vertical depth) to test the *Cib. Op.* interval and in order to optimise shallower objectives at Krumbhaar and Upper, Middle and Lower Hollywood intervals. Based on the Kent Bayou Field analogue sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long.

FAR has a 5 percent before casing point working interest reducing to 4.09375 percent after casing point should the well prove commercial.

Clear Branch Field, Jackson Parish, North Louisiana
Terry Ewing No 2 (9.375%)

Schlumberger has moved fracture stimulation equipment onto the Terry Ewing No 2 location in preparation for a fracture treatment. It is common practice to fracture stimulate wells in North Louisiana although previous treatment of the No 1 well did not produce a meaningful increase in flow rate due to formation damage while drilling.

Provided the proposed treatment is successful the well will be immediately turned to production as the location hosts production facilities connected to the Louisiana State Gas pipeline. Completion work on the well had been delayed pending resolution of a dispute between certain working interest owners and the Operator.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

The well was drilled during the September 2003 quarter to a total depth of 10,030 feet. Logging using wireline Schlumberger Express confirms the Upper (9,900 foot) and Lower (9,926 foot) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed. The well is being operated by Hilcorp Energy Company, of Houston, Texas.

The Terry Ewing No 1 is producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and No 2 well.

Sale Agreement concluded on non core Texas properties

On 30 April 2004, FAR announced it had accepted an offer to purchase certain non-core producing assets owned in Hemphill County, Texas which were originally acquired as part of the West Buffalo Wallow exploration program undertaken in 1996. Under the agreement, now settled, FAR conveyed its interest in Sections 29, 30, 47 and 48 located in Hemphill county Texas for a total consideration of US$173,950 resulting in a profit to the company of approximately US$62,000. Proceeds from the sale will be applied to future gulf coast drilling activity.

Eagle Prospect, San Joaquin Basin, California
Eagle-2 well (15%)

The planned acquisition of 8.65 miles (14.4km) of 2D seismic has now been completed and will be processed within the next 30 days. The seismic line was acquired to progress finalisation of a farm out to an interested industry participant. Subject to the seismic confirming extent of the Gatchell Sandstone formation a well is likely in August 2004.

The Eagle Oil/Gas prospect is targeting a stratigraphic trap estimated at 24 million barrels of oil and 62 billion cubic feet of gas (P10 recoverable estimate) in the Upper and Lower Gatchell Sandstone.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

FAR has a 15 percent interest in the Eagle project and along with the other participants is likely to farm down its interest in view of the likely US$ 3 million cost of a new well.

Australia

EP 104 - Canning Basin –Point Torment Project
Stokes Bay-1 Well (8%)

Tenders have been called for the drilling of the Stokes Bay-1 well which will evaluate the original Point Torment discovery made in 1992. The well is now likely to be drilled late July/early August 2004 following farmout agreements and funding arrangements made by the various well participants including Enterprise Energy which recently listed on the ASX.

A gas sales agreement is in place with LNG International Pty Ltd to purchase natural gas from the Point Torment Gas field.

A drill stem test of the Anderson formation in the Point Torment-1 discovery well tested gas at the rate of 4.3 million cubic feet per day. The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

FAR will participate in the project with an 8 percent interest.

WA-254-P, Offshore Carnarvon Basin, 10.71% (Parts 1, 3 And 4), 11.25% (Part 2) Muggles-1 well

The operator of WA-254-P, Apache Northwest Pty Ltd ("Apache") has advised FAR that commencement of drilling of the Muggles Prospect in the permit will occur on or about 14 June 2004. This date follows a revision to the schedule of Apache's drilling program utilising the Ensco 56 jack-up which will see Muggles-1 drilled between 14 June 2004 and the rig contract expiry date of 31 August 2004.

The Muggles Prospect is an *M Australis* stratigraphic pinch out trap within a Cretaceous channel on the Enderby Terrace. Prospect potential is estimated at 33.5 (mean) million barrels of oil recoverable. Muggles-1 is designed as a throw away well with planned total depth of 1,454 metres in water depth of 68 metres and a drill duration of approximately 6 days. If drilling is successful the discovery could be tied back to the Woodside operated Legendre Oil Field, lying 10 kilometres northwest of Muggles-1.

In commenting on the company's activities, Chairman, Michael Evans said:-

> *"It is pleasing to see that FAR's exploration program has reached drill point on several fronts at a time when energy prices for both oil and gas are very robust. These programs typically take years to mature and follow long lead components like the acquisition and processing of seismic prior to determination of drill ready prospects. Exploration involves high risk however in the present pricing environment the rewards are certainly worthy of pursuit."*

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au